

Phytopharm



06018352

Phytopharm plc Corpus Christi House 9 West Street Godmanchester Cambs PE29 2HY UK
Telephone: +44 (0)1480 437697 Fax: +44 (0)1480 417090
www.phytopharm.com

2 November 2006

Ref: ZM/SEC/021106

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

To whom it may concern

Re: Phytopharm plc, Rule 12g3-2(b) Exemption File No. 82-34798

Please find enclosed information and/or documents furnished on behalf of Phytopharm plc, Rule 12g3-2(b) File No. 82-34798, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely

Zoe McGowan
Company Secretary

11/14

OP03S4.1

Registered in England & Wales No. 3131723. Registered as above.
VAT Reg No. 658 1840 14

Phytopharm Regulatory News Announcement

Phytopharm PLC - Blocklisting Interim Review

RNS Number:3748L
Phytopharm PLC
01 November 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 1 NOVEMBER 2006

1. Name of applicant: PHYTOPHARM PLC

2. Name of scheme THE PHYTOPHARM 1996 UNAPPROVED DISCRETIONARY SHARE OPTION SCHEME

3. Period of return: From 1 MAY 2006 To 30 OCTOBER 2006

4. Balance under scheme from previous return:

159,660 ORDINARY SHARES OF 1 PENCE

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

NIL

6. Number of securities issued/allotted under scheme during period:

NIL

7. Balance under scheme not yet issued / allotted at end of period

159,660 ORDINARY SHARES OF 1 PENCE

8. Number and class of securities originally listed and the date of admission

400,000 ORDINARY SHARES OF 1 PENCE

9. Total number of securities in issue at the end of the period

51,180,893 ORDINARY SHARES OF 1 PENCE

Name of contact ZOE McGOWAN

Address of contact CORPUS CHRISTI HOUSE, 9 WEST STREET, GODMANCHESTER

Telephone number of contact 01480 437697

Signed by

Company secretary
for and on behalf of

PHYTOPHARM PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

BLRUAOURNNRARAA

Phytopharm Regulatory News Announcement

Phytopharm PLC - Notice of Results

RNS Number:1672L
Phytopharm PLC
27 October 2006

27 October 2006

Phytopharm plc
Preliminary Results Notification

Phytopharm plc will be announcing its preliminary results for the year ended 31 August 2006 on Wednesday 8 November 2006.

Enquiries:

Financial Dynamics 020 7831 3113
Mo Noonan

END

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